Exhibit 99.5

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Form of Proxy for Class Y Meeting

to be held on September 1, 2021

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Bilibili Inc., a Cayman Islands company (the “Company”), of proxies from holders of the Class Y ordinary shares with a par value of US$0.0001 per share of the Company (the “Class Y Ordinary Shares”) to be exercised at the class meeting of holders of the Class Y Ordinary Shares (the “Meeting”) to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on September 1, 2021 at 4:30 p.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Class Y Meeting (the “Meeting Notice”).

Only the holders of record of the Class Y Ordinary Shares on the Company’s register of members at the close of business on July 28, 2021 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class Y Ordinary Share is entitled to one vote on all matters at the Meeting. The quorum of the Class Y Meeting shall be one or more members holding at least one-third of the issued Class Y Ordinary Shares.

The Class Y Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Class Y Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Class Y Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 48 hours before the Meeting, Hong Kong time, on August 30, 2021, to ensure your representation at the Meeting.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Form of Proxy for Class Y Meeting

to be held on September 1, 2021

(or any adjournment(s) or postponement(s) thereof)

I/We                                                                                                                                                                                                                                               of                                                                                                                                                                                                                                                  , being the registered holder of                                          Class Y ordinary shares, (Note 1) par value US$0.0001 per share, of Bilibili Inc. (the “Company”), hereby appoint the Chairman of the Class Y Meeting(Note 2) or of                                                                                                                        as my/our proxy to attend and act for me/us at the Class Y Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 3)

RESOLUTION(Note 4)	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)

1.

As a special resolution:

THAT subject to the passing of the Class-based Resolution at each of the class meeting of holders of the Class Z ordinary shares with a par value of US$0.0001 each and the extraordinary general meeting of the Company convened on the same date and at the same place as the Class Y Meeting, the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company’s Hong Kong prospectus dated March 18, 2021, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.21 to 8A.24.

Dated , 2021	Signature(s) (Note 4)

Notes:

1

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE CLASS Y MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4	Please refer to the Meeting Notice for details of the approval threshold for the resolution.
5

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.